                              Filed by AmeriSource Health Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                              Subject Company: AmeriSource Health Corporation Commission File Number: 0-20485



Forward-Looking Statements
--------------------------

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information
----------------------

In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714)385-4000.

Participants in Solicitation
----------------------------

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

               BANC OF AMERICA SECURITIES HEALTHCARE CONFERENCE
                                MARCH 28, 2001
                                10:05 A.M. PST



          Good morning. Unfortunately the PC with the flag hasn't arrived. There are handouts out in the lobby which we are getting, and we are going to pass them around. And we are going to start with the handouts. We will go through those and then hopefully, when the computer arrives, we will be able to go through things in a more formalized fashion. But, as I mentioned the handouts are coming now and while they are being passed out I will do the introduction of Kurt Hilzinger and Jay James.

          AmeriSource is, was, the fourth leading distribution company in the United States. With the recent announcement of their intent to acquire Bergen Brunswig, they're leapfrogging over the field potentially into a leadership slot in distribution in the United States. By our estimate they will be slightly larger than the other companies that are currently in existence. We think this is extremely significant. One of the things that we have had over the past several years is the upcoming patent expiration cycle which I'll just use a second to discuss while the handouts are coming out. Between 00 and 05, $34 Billion dollars worth of products go off patent. It's the biggest patent expiration cycle in the history of the U.S., contrast with $17 Billion during all of last decade and the sweep spies coming up starting in August. Between August and Prilosec time, which should be the end of the year, $8 Billion of the $34 Billion is scheduled to go off patent. We think in the subsequent quarter that will start to show up in either increasing gross profit margins or left with deterioration in gross profit margin for the drug distributors which would reverse the trend of about 10 years in existence while SG&A continues to improve.

          As the largest drug distributor and a very important factor with the independent drug stores AmeriSource-Bergen will be in great position to negotiate very favorable purchasing on these generic products and be able to capture more of the overall dollar while saving the healthcare system tremendous money. We view this opportunity as being unprecedented and we think it is vastly under-appreciated by Wall Street and with that I'll turn it over to Kurt and Jay.

          Thank you, Len. Dr. Yaffe. I appreciate the strong introduction and I'll introduce myself. I'm Kurt Hilzinger, President and Chief Operating Officer of AmeriSource. Jay James and I will make the comments and apologies for not having the presentation up on the screen for everybody to follow. Are there people who do not have a copy of the presentation that would like to have a copy as we go through this? If you could raise your hand we'll get one to you. Okay. Otherwise we'll do it the old fashioned way. We'll just page through and we'll try to all stay together on this. We've gotten our forward disclosure statement. That's the one slide that we give to the lawyers and so we're done with that. On the slide that says "Pharmaceutical Distribution" AmeriSource today is a peer play pharmaceutical wholesaler. We are growing - we're $13 Billion dollars in revenue today and we have confirmed guidance for the remainder of the year at 20% growth in our top lines for the remainder of FY 2001. We generate a return on committed capital, internal return on investment, north of 25% today. That is the key operating metric that we manage the business by, and Jay and I will come back to that statistic as we go through the presentation. But on top of the list is first of all the AmeriSource-Bergen announcement which we made a week ago Monday. On March 19th, AmeriSource and Bergen announced a transaction to merge. We expect closure on the transaction in late summer. We will create a new structure, a new entity with $35 Billion of revenues. We'll have a combined equity market capitalization valuation north of $5 Billion. We expect the transaction to be non-dilutive pre-synergies based on the new accounting rules that will be going into effect later this summer as FASB approves those rules. We expect annual synergies from the merger to be a minimum of $125 million annually by the end of the third year and I'll give you a little bit more discussion on that in a minute. I would say we have an experienced management team on both sides of the aisle here. AmeriSource has a lot of integration experience as does Bergen as well. So, I think we've got the bench necessary to bring these two companies together. And lastly, I'd just like to comment we truly believe this is beneficial to the customers. We will be able to develop new programs on behalf of our customers as well as bring existing programs together and make them stronger. So, our customers will in fact benefit.

          I'm on the slide now that says "Strategic Rationale." I'll only spend a moment on this. First of all, it's enormous strategic set. Bergen is very strong in the West; we're very strong in the East. The geographic overlap provides for a lot of rationalization of fixed investments. There are significant synergies that I mentioned - $125 million. We expect enhanced customer service through this merger and through that we will reduce healthcare costs. We will be able to drive costs down in the healthcare system. I think ultimately we will be of significant opportunity for our shareholders as we get to be a larger and stronger company going forward.

          I'm on the slide now that says "Major Pharmaceutical Distributors." You can see from this slide that AmeriSource-Bergen together will have roughly $35 Billion of combined revenues upon closure. That compares to McKesson at roughly $31 Billion and Cardinal at roughly $30 Billion. So when the process, when the transaction is concluded, in effect what our industry will be - we will have three major players basically dominating the industry. We think that is ample for competition. It's pro-competitive. But what we try to communicate to our employees and to our investors it's not about being the largest. In our book it's not about the largest, it's about being the best. While we have $35 Billion here I think what we have together is the makings of bringing the best from both companies and having the premier customer focus drug wholesaler in the industry channel today.

          What are the merger benefits? Merger benefits are it obviously makes two strong companies better. We both bring some very definitive strengths to the merger. It's a business that we know. But we think the integration risk here is low. Those of you who have followed AmeriSource know we've been through a significant cost reduction program on our side. I'll try to speak without the microphone here for a minute.

          Low integration risk. We have gone through a distribution network, consolidation effort on our side through the last few years. We've also consolidated our data processing systems to one single platform in the last three years. I think we've done a very good job with that. And then the same with Bergen. Bergen has also rationalized its network over the last few years. We have an opportunity, we have very similar cultures. Some people have questioned whether or not the cultures are in fact similar. I would say they are quite similar. Bergen has been very focused on quality through the years. AmeriSource has as well. Customers come first in the eyes of these two companies. We have an opportunity to expand all funds. The synergies will allow us to fund more investments for our customers going forward. We expect annual operating synergies in excess of $125 Million, as I mentioned. It comes from three primary areas. First is the rationalization of the distribution of facility networks. To date both companies operate a national distribution network. Bergen has about 30 facilities, AmeriSource has 22. You need no more than 30 to meet all the major geographic population areas in this country today. So, there will be significant facility close downs over the next 2-3 years. Significant administrative cost reductions will occur at the corporate offices and then we have procurement benefits owing to the benefit of scale. And so net-net, we'll be able to continue to take costs out of our system which we think will clearly be beneficial to the healthcare system in general.

          For those of you who have followed AmeriSource, we re-emerged as a public company from a leverage buy-out back in 1995, and we have consistently reiterated these financial targets as being our long-term financial targets. Revenue growth north of 15%, EBIT north of 15%, return on committed capital north of 20% which allows us to generate cash against an EBIT growth of 15% and so we've been able to drive our earnings per share growth at 20% or greater for the last 5 years compounded. Jay will give you more on those statistics. We have a very focused strategy at AmeriSource. The customer is number one with us. We don't have a lot of other businesses we have to worry about. We're pure play. I think that's important in this business. It's a business that needs to be run every day hard. We deal with over 16,000 front doors on a daily basis within AmeriSource and in order to stay focused just on our business I think it's been a big benefit to us in the last 2-3 years. Long gone are the days when the wholesaler could simply drop products off at the front door of a customer and say, "See you tomorrow." Our customers are looking for the wholesalers today to get more involved in their operations. They're looking for cost sharing strategies. Opportunities for the wholesaler to take costs out of their operation. Same on the supplier side. AmeriSource has been very active in that. In fact if you look at our tag lines for our annual report this year, it's delivering healthcare solutions. That's where we're taking AmeriSource long term. It's a business that requires continuous productivity improvement while constantly looking for new ways to take costs out of the system. We're in the process of rolling out a new warehouse management system which we've indicated to our investors that we think is worth 30 basis points of cost savings over the next 3-4 years. The permanent cost take outs in our P&L. There is no rest in this business. We constantly work on taking the extra nickel out of the cost of operation. We happen to be the benefit of functioning in a channel that has very capable gross dynamics. You can see here almost 14% of 5 year targets in sales growth driven by strong R&D's, an aging population and an increased use of pharmaceuticals as a form of treatment in the country. It's a huge benefits option and the other players in our channel. We also expect to benefit from the Medicare drug benefit discussions that are going on down in Washington right now. AmeriSource is well positioned to take advantage of that. Drug wholesalers thrive on volume. AmeriSource's systems are set up. And as new volume comes into the channel we will continue to take costs out of our system and deliver those pharmaceuticals cost effectively and provide incremental profit dollars to our P&L. There will also be a substantial generic Rx component to the Medicare benefit. We earn more gross profit dollars for generic skew than we do brand name skew. Brand to generic switches are favorable events in our eyes. The overall approval and implementation of the

Medicare drug benefit discussions are ongoing in Washington. Even if it were approved this year, it's probably next year before we'll start to see meaningful benefits. But it's a huge opportunity for AmeriSource going forward.

          Just spend a moment on the generic opportunity. Generics on average, there isn't normally a price reduction that occurs when a brand name switches to generic. On average generics have a 50-60% remaining price after introduction at the end of the first year. We earn 3 to 3 1/2 times the gross profit margin on generics than we do on brand names. So you can see where that adds. We are actually adding gross profit dollars to the P&L when we get a brand to generic switch. With the pricing and the conversion of brand to generic has got some elements that impact that. One, the number of manufacturers that are ultimately producing the generic. You know, what other brand they are coming out with to compete with the generic and so forth. What we clearly expect, as Len outlined at the beginning of the presentation, an enormous opportunity here for AmeriSource and the wholesalers in general as we have more generic flowing into the system going forward.

          We have, I think, differentiated ourselves in the channel with superior customer service. How do we do it? We do it by basically empowering our field people with more responsibility than I think you'd find at some of the other wholesalers. Today our general managers are really in charge of meeting the needs of that customer day in and day out.

          How do we incentivize our general managers? We incentivize them with EBIT dollars. They're given an EBIT dollar gross target every year and they're given a return on committed capital target every year. And they're bonused on those two equations. Sales, accounts receivable, invoice and customer service. Those things that touch the customer every day do and will continue to reside at the distribution center level within AmeriSource. I think it is what makes us different. And I think the proof is in the pudding. Here we have some surveys that have been conducted in the last year. A competing Wall Street analyst did a survey last year and his findings were that we were ranked number one in his survey as number one drug wholesaler in the channel today in terms of overall quality of offerings and responsiveness to the customers. Novation which is, as you all know, a very large GPO, a major customer of AmeriSource, has ranked as number one in their customer service survey for the third straight year, which is not chopped liver. And we've also got the Premier which also another major GPO conducted their survey for the first time this year and again AmeriSource is ranked number one. We take this business seriously. We tell our people that any national survey that gets conducted we want to be ranked number one. I think it is the differentiating factor for AmeriSource today in the channel. And it has allowed us to really start to ramp up our growth. We've added $450 Million of new business that we announced in our conference call at the end of January. That's on top of $500 Million of incremental Novation business that was awarded to AmeriSource last summer. That Novation business came on-stream in the December quarter and we will have the full benefit of that for the remainder of this year. We have reiterated guidance of, as I said, at 20% revenue growth for the remainder of the year.

          We are focused on valued added solutions. While a business is simple in concept, it is complicated in detail. We do invest in programs every day within AmeriSource. Programs that are designed to meet the needs of the manufacturer as well as meeting the needs of our customers. Things that allow the manufacturer to move market shares, track products, allows them to get some sense of who is using the products, are all things that we do for them. On the provider side, we have American Health Packaging which we repackage products into unit of use and unit dose quantities. We do pharmacy consulting with Pharmacy Healthcare Solutions. And we have AmeriSource Select which is our generic compliance program where we actually, independent pharmacists give us their proxy for what generics they will have on their shelves. And this has been a very powerful profit tool for AmeriSource. Bergen has a similar program. A very effective one as well, and combining the two programs together I think will allow us to yield even greater gross margins for the combined entity out of generics.

          We've also invested a number of technology initiatives. iECHO is consistently ranked. That's our front-end ordering system. It is consistently ranked number one in the channel today. We've introduced an internet version of that in the last 12 months. Every new Novation account that we have brought on stream is using iECHO today in some way, shape or form. It has enhanced reporting capability, enhanced information product tracking, compliance capabilities and so forth. It really is a terrific front-end system.

          A new program that we've just done Beta tests on right now, we're very exited about is Autonomics. Autonomics tries to deal with an acute pharmacist shortage that exists in the country today and what we're trying to do is provide pharmacists some labor savings. Basically what we're doing is we're setting up a central prescription processing and adjudication system. So we will adjudicate prescriptions on behalf of pharmacists. A lot of pharmacists' time is spent on the phone with third party payers trying to get an approval for a prescription before it's dispensed. That's one component of Autonomics. The other component of Autonomics is we will be packaging products into dispensing quantities, 30's, 60's and 90's, which are the typical dispensing quantities that come out of pharmacist or off a pharmacy counter. So the pharmacist is spending less time pouring, licking and sticking as they say in the trade. So it's targeted to take labor out of the channel.

          With that, I'd like to introduce Jay since we're pressed a little bit for time and have him go through the financial part.

          Thanks Kurt. Good morning everyone. I'm going to go through the financial review fairly briskly to try and leave some time for Q&A on here. What I'm going to try and do is give you a little bit of an idea of the financial performance that has been obtained through the customer focus and the strategies we've been pursuing. I'll try and give you a little bit of a longer term perspective, touch briefly on our most recent quarter and then give you a little bit of a look forward on that.

          First of all, operating revenue over a long term period of time has been averaging almost 19%. This represents strong company performance and strong industry growth. It is primarily internally driven. Roughly 2% of this is driven by acquisitions so that the rest of it is primarily internally driven. And that momentum has continued into 2001. Again, let me also say that when I'm talking about the first quarter, we are on a September year-end so December of 2000 is our first quarter of 2001. We had 17% gross in this quarter which was a new record quarter for us in terms of revenue. The gross represented both the Novation business and the new wins that Kurt mentioned as well as strong underlying growth in our existing customer base as well as smaller wins that we just haven't announced. The quarter also is particularly impressive compared to a strong first quarter of last year which both had one more shipping day as well as Y2K stockpiling and a strong start to the cough, cold, flu season. So, 17% starts us off strongly for this year and as Kurt mentioned, we're looking at 20% growth for the remainder of the year.

          Moving to another key element of our P&L is operating expense and what we have here is operating expense to sales ratio. The first point I'd make during this is this is everything. This is total operating expense. We do not allocate this between businesses. This is the entire business. You see a good long-term track record here driven again by focus on cost control and cost productivity. I separate those out because they're really two distinct areas. One is keeping costs from coming into the business and the other one is finding opportunities to enhance productivity and drive further improvements through the business. For this year, 2001 in total, we expect to be at or below 2.5% with a lot of opportunity to continue to drive that down significantly in the future. Some of the initiatives that have helped us drive that rate down to the extent you've seen it driven down in the previous charts, and I will also add that that has been a period of time where we have continued to invest in the business, both in terms of opening new distribution centers as well as continuing to invest in new technology initiatives and other cost enhancement areas. Some of the things that we have recently completed. Last year we completed the centralization of a number of elements including IT. We moved from 6 computer platforms to one enhanced IT platform. We converted 21 facilities to that enhanced IT platform and that all occurred in the same time frame that you saw that reflection of the customer service awards and recognition. So this was done without it touching the customer. Which again, all we do is a key focus. Another key element that I'll touch upon briefly is the centralization of the procurement. We moved from a regional procurement focus to a centralized focus. This has allowed us and will allow us more in the future to deal more on the supply side with enhanced margin opportunities whether it be for a buy, product launch programs, deal buying. There has been a significant improvement there already but a lot further to go.

          Some of the initiatives that will help us more going forward, Kurt mentioned the warehouse management system, with significant improvement in our cost structure over 30 basis points. This is, if you will, a merger of best practices throughout our circuit with new software and hardware which will allow us to implement those best practices as appropriate across our network. But I will also add that it will allow us an opportunity to significantly enhance our customer service from, you know, the already high level. We'll also be improving, just to touch upon our financial system, I will mention that because not only will it give us better, more complete and quicker financial information, but it will allow us to take more cost out of the system. So even on an investment such as that, we have the opportunity to lower costs and more than pay for the investments in the system. In addition, and again, underlying everything we do, Kurt mentioned this, is just a continuing strong focus on costs, day to day.

          Another measure of efficiency is the efficiency with which we use the investment in our assets whether it be capital or working capital, except for nets return committed capital. As Kurt mentioned, embedded in our incentive system, it's embedded in every decision we make whether it be looking at a new customer account, whether it be looking at investment and inventory, capital or acquisition, this is a key focus. And it's a focus that we believe is most tied to the creation of shareholder value over time. It's essentially a mini-EVA measure for us and one that I think has kept us delivering not only strong bottom line earnings growth but also strong cash flow generation. Looking at the bottom line, again, we had a good most recent quarter net up 21 percent, EPS up 17 percent, and putting that into a longer-term perspective, we've had extremely strong and consistent growth over an extended period of time. We've put the analyst consensus on here because we have expressed comfort in our last conference call and updated that in an 8K filing that we are comfortable with those estimates and the analysts' consensus is $0.57 for the quarter which, again, would represent a very good increase year to year. Another graph that I think shows the improvement in the business over time, the de-leveraging of the business, is this graph which shows that not only has our debt-to-cap come down significantly from the LBO days and the IPO days but at a period of time when we've increased sales by almost $6 billion, the absolute level of that has come down as well. Again, driven by that strong top line growth, the strong bottom line growth, the strong focus on return on committed capital. With that, let me turn it back to Kurt, both for the close and we'll take questions and answers.

                                    *  *  *

          Kurt: Thank you, Jay. Why don't we just open it up for any questions or answers while we've got three and a half minutes here. Yes, sir.

          Question: First of all, with regard to the Novation business and the Bergen contract last year, how is that playing out now that you are a combined entity? And second of all, with regard to the Pharmerica 8 3/8, how are you dealing with the change of control on those?

          Kurt: Right. Well, let's talk about Novation first. I think Novation as an entity is pleased with the announced merger because they have an opportunity to bring those accounts which Bergen has in effect pulled away from the Novation fold back into the fold. So, you know, I think that's a net positive for Novation. You know, the positive for us is that Bergen has held on to a piece of that business and we get to bring that into the fold. The majority of the business we picked up, frankly, was Bergen business. So the overall net leak, if you will, between the Amerisource/Novation portfolio and the Bergen portfolio of Novation business was relatively modest by bringing the two companies together and, as I said, I think Novation's happy about it. Jay, do you want to comment on the Pharmerica question?

          Jay: Yes, again, we want to be a little careful about commenting on Bergen or its business specifically, and the lawyers are still reviewing that, but our assumptions are that we will be refinancing the 8 3/8 as we put together the total refinancing for the merger. And, again, just for anybody who may not be familiar, there's really no new financing involved in this. It is really just some refinancing, and we think there are synergies that we can achieve in terms of achieving lower costs in the total refinancing of the 8 3/8 and some of the other elements of their financing structure that will be refinanced.

          Kurt:  Yes, sir.

          Question: You cited many numerous technology initiatives and productivity initiatives, what effect will that have on the income statement?

          Kurt: Positive, if we've made our investments and decisions properly. You know, we've undertaken, as I mentioned, a significant investment in warehouse management systems. That's going to allow us to take, as I said, 30 basis points out. We're in the process, that system has been designed. It's built off the very best practices we have throughout Amerisource which we've kind of audited and catalogued during our data processing centralization effort, so we're building a new warehouse management system with our very best practices. It's being bench tested right now. The first implementation will occur in the September quarter, and we expect strong results from that. On the customer side, you know, we continue to have an investment spend that we're doing today, and we will continue to do. You know, the iECHO program is an example of that, as well as Autonomics.

          Question: Can you quantify the impact of that more than just positive?

          Kurt: Do you want to quantify the impact of the automation or technology investments that we've made in what way in terms of P&L pick up?

          No we haven't really broken that out. I mean, I think it is an ongoing piece of our business that has contributed that considerable decline in the operating expense ratio over time. Again, let me reemphasize one thing. I said that those numbers that you see have continuing investment in that on the P&L line as well as on the capital line somewhere in the 46% of our capital investment is directed towards technology.

          Thank you.

          Any other questions? Well, thank you very much. Right on time. We want to thank Banc America for having us today to speak.

          Thank you all for coming.